

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Mark D. Okerstrom
Chief Financial Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

>   **Re: Expedia, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 7, 2014**
>   **File No. 000-51447**

Dear Mr. Okerstrom:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 56
Provision for Income Taxes, page 61

1. We note your disclosure that the increase in the effective income tax rate for 2013 compared to 2012 is primarily due to an increase in your valuation allowance by $20 million on cumulative foreign net operating losses for which realization is no longer certain. We also note from disclosures contained in your Form 10-K for the fiscal year ended December 31, 2012 you decreased your valuation allowance by $11 million due to foreign net operating losses for which realization was no longer uncertain. In this regard, please explain to us the change circumstance which resulted in the increase in valuation

allowance in fiscal 2013 in light of the fact you determined in 2012 that a decrease was appropriate. We may have further comment upon receipt of your response.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

2. We note that as part of your statement of changes in stockholders' equity, you have a column titled "Noncontrolling Interest." In light of the fact that you have both redeemable and non-redeemable noncontrolling interest, please revise this column to clearly identify this amount as non-redeemable noncontrolling interest. Also, please revise to present a column for redeemable noncontrolling interest which includes a roll-forward of this temporary equity amount but does not combine the total with permanent equity. See guidance in ASC 810-10-50-1A(c).

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page F-10
Collaborative Arrangement, page F-12

3. We note your disclosure that during 2013 you entered into a strategic marketing agreement with Travelocity in which you power the technology platforms for Travelocity's existing websites in the US and Canada, while providing Travelocity access to your supply and customer services. We also note that you believe you have determined that you are the principal party in the transaction with the customer and recognize revenue earned on the Travelocity website as net revenue, and the related marketing fee is recorded as selling and marketing expense. Please explain to us in greater detail the terms of the transaction. As part of your response, please explain your revenue recognition treatment for the services provided to Travelocity and the basis for your conclusion(s). Also, please tell us the amount of revenue recognized during 2013 related to this arrangement.

Note 3. Acquisitions, page F-19

4. We note your disclosure that you agreed to issue 875,200 shares of Expedia common stock to certain employee shareholders in five equal increments on or about each of the first through fifth anniversaries of the acquisition. We also note that you valued the shares using a thirty-day trailing average of closing trading prices and exchange rates prior to the acquisition. Citing the relevant authoritative literature you relied upon, please explain to us why you believe that the 30 day trailing average is the most appropriate method for determining the fair value of the common stock in this transaction.

5. We note your disclosure that the fair value of the 37% noncontrolling interest was estimated to be $344 million at the time of acquisition based on the fair value per share, excluding the control premium which was paid to certain shareholders in order to obtain control. Please tell us and revise to disclose how you determined or calculated the

control premium. Your response and revised disclosure should include the nature of the significant inputs used in your valuation. See guidance in ASC 805-20-50-1(e).

Note 8. Debt, page F-25

6. We note from your disclosures in Note 8 that the 7.456% and 5.95% Notes include restrictive covenants. Please tell us, and revise your Liquidity section of MD&A to disclose if you were in compliance with these covenants at December 31, 2013.

Note 12. Redeemable Noncontrolling Interests, page F-32

7. We note that for the year ended December 31, 2013, you recorded a $26.6 million fair value adjustment to the redeemable noncontrolling interest. Please explain to us, and revise to disclose, how you calculated or determined the fair value amount. See guidance in ASC 480-10-S99-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief